Exhibit 99(b)


                                   AMENDMENT

                          TO THE HEILIG-MEYERS COMPANY

                             1994 STOCK OPTION PLAN

         AMENDMENT, dated as of February 7, 1996 to the Heilig-Meyers Company 1994 Stock Option Plan, by Heilig-Meyers Company (the "Company").

         The Company maintains the Heilig-Meyers Company 1994 Stock Option Plan, effective as of February 8, 1994 (the "Plan"). The Company now wishes to amend the Plan to make certain changes outlined below.

         NOW, THEREFORE, the Plan is amended as follows:

         I. Section 4 is amended in its entirety to read as follows:

            4. Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 2,000,000 shares of Company Stock, which shall be authorized, but unissued, shares. Shares that have not been issued under the Heilig-Meyers Company 1990 Stock Option Plan (the "1990 Plan"), or shares allocable to options or portions thereof that expire or otherwise terminate unexercised under the Company's 1983 Stock Option Plan (the "1983 Plan"), the 1990 Plan or this Plan may be subjected to an Award under the Plan. Shares allocable to Options or portions thereof granted under the Plan that expire or otherwise terminate unexercised may again be subjected to an Award under the Plan. The Committee is expressly authorized to make an Award to a Participant conditioned upon the surrender for cancellation of an existing Award or Option granted under this Plan, the 1983 Plan or the 1990 Plan; provided, however, that the Committee is expressly prohibited from making such an Award if such Award reduces the Option exercise price of Company Stock covered by the existing Award or Option being surrendered. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by an optionee or retained by the Company in payment of federal and state income tax withholding liabilities upon


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         exercise of a Nonstatutory Stock Option or a Stock Appreciation Right.

         II. The third sentence of Section 13(a) is amended in its entirety to read as follows:

             The Committee shall also have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of the Option as an Incentive Stock Option; provided, however, that the Committee shall not have the power to amend the terms of previously granted Awards to reduce the Option exercise price of Company Stock covered by the Award.

        III. Except where otherwise stated, this Amendment shall be effective as of February 7, 1996 subject to approval by the shareholders of the Company.

         IV. In all respects not amended, the Plan is hereby ratified and confirmed.

                      *       *        *        *        *

         To record the adoption of this Amendment, as set forth above, the Company has caused this document to be signed on this 25th day of September, 1996.

                                                HEILIG-MEYERS COMPANY

                                                By: /s/ William C. DeRusha
                                                    ----------------------
                                                    William C. DeRusha